MAIL STOP 7010

									June 22, 2006

Charles G. Masters
Chief Executive Officer
Cytation Corp.
4902 Eisenhower Blvd., Suite 185
Tampa, FL 33634

RE:	Cytation Corporation
	Information Statement on Schedule 14C
	Amended June 20, 2006
	File No. 0-05388

Dear Mr. Masters:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We have reviewed your response to prior comment 5. Although a pro forma statement of operations need not be presented for the three month period ending April 1, 2006, a pro forma statement of operations for the year ended December 31, 2005 is required since the transaction is not reflected in your historical statement of operations for the year ended December 31, 2005. As such, please present a pro forma statement of operations for the year ended December 31, 2005. See Rule 11-02(c)(2) of Regulation S-X.

Exhibit 99.4

Note 4 - Earnings Per Share, page F-6

2. Please disclose the number of antidilutive shares by each type of security. See paragraph 40(c) of SFAS 128.

Closing Comment

      Please contact Jeffrey Gordon, Staff Accountant, at (202)
551-
3866 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 with any questions on the financial statements. Please contact Craig Slivka, Staff Attorney, at (202) 551-3729 or in his absence Chris Edwards, Special Counsel, at (202) 551-3742 with any other questions.

      Sincerely,


  								Pamela A. Long
  								Assistant Director

cc:	Brent A. Jones, Esq.
	(813) 223-9620
Charles G. Masters
Cytation Corp.
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE